UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MISTER GOODY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60646A 101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60646A 101

1	NAME OF REPORTING PERSON: Brendan James Vogel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,500,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.20%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Based on 59,740,000 shares of the issuer’s common stock outstanding as of November 14, 2012, as disclosed in the issuer’s Form 10-Q for the quarterly period ending September 30, 2012 filed on November 14, 2012.

Item 1(a).	Name of Issuer:
Mister Goody, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
7877 Emerald Winds Circle Boynton Beach, Florida 33473
Item 2(a).	Name of Person Filing:
Brendan James Vogel
Item 2(b).	Address of Principal Business Office or, if None, Residence:
4931 Locklear Way Marietta, GA 30066
Item 2(c).	Citizenship:
United States
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
60646A 101
Item 3.
This statement is not being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 5,500,000
(b)	Percent of class: 9.20%(1)
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 5,500,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 5,500,000
(iv) Shared power to dispose or to direct the disposition of: 0

1.

Based on 59,740,000 shares of the issuer’s common stock outstanding as of November 14, 2012, as disclosed in the issuer’s Form 10-Q for the quarterly period ending September 30, 2012 filed on November 14, 2012.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2013	/s/ Brendan James Vogel
Brendan James Vogel